FIRST AMENDMENT TO THE
                        OMEGA HEALTHCARE INVESTORS, INC.
                   1993 STOCK OPTION AND RESTRICTED STOCK PLAN
                    AS AMENDED AND RESTATED DECEMBER 19, 1997

         THIS FIRST AMENDMENT is made as of March 22, 2000, by Omega Healthcare Investors, Inc., a Maryland corporation (the "Corporation").

         WHEREAS, the Corporation maintains the Omega Healthcare Investors, Inc. Stock Option and Restricted Stock Plan As Amended and Restated December 19, 1997 (the "Plan"); and

         WHEREAS, the Corporation desires to amend the Plan to modify the definition of change of control and the vesting provisions for stock options and restricted stock awards.

         NOW, THEREFORE, BE IT RESOLVED, that the Corporation does hereby amend the Plan as follows:

     1. By adding the following new subsection (o) to Section 2 of the Plan:

                  (o) "Performance-Based Restricted Stock. This term shall mean those shares of Restricted Stock granted to executive officers of the Company on February 10, 2000."

     2. By deleting the existing Section 8(a) of the Plan and substituting therefor the following new Section 8(a):

                  "(a) Certain Terms. Subject to Section 19 hereof, the shares of Restricted Stock granted to a Grantee shall be released to him in accordance with such schedule as the Plan Committee, in its sole discretion, shall determine at the time of grant. All shares of Restricted Stock shall be fully released not later than ten (10) years from the date of grant. Except for normal retirement, or pursuant to the terms of the written agreement with a non-employee director, the Grantee shall have no vested interest in the unreleased stock of any grant in the event of his termination with the Corporation for any reason (unless the Plan Committee, in its sole discretion, decides to terminate the forfeiture restriction following the termination of employment of such Grantee and accelerate the release of the shares of Restricted Stock in accordance with Section 19 of the Plan) and the unreleased stock certificates shall be canceled. During the Grantee's continued employment or affiliation, however, he shall have the right to vote all shares and to receive all dividends as though all shares granted were his without restrictions."

     3. By deleting the third paragraph of Section 19 of the Plan and substituting therefor the following new third paragraph:

                  "Notwithstanding the preceding two paragraphs or any other provision of this Plan, in the event of a Change of Control, as hereinafter defined, all Restricted Stock granted under the Plan (other than Performance-Based Restricted Stock) which has not previously been forfeited shall immediately vest as of the effective date of the Change of Control and all Stock Options granted under the Plan which have not previously been forfeited shall be immediately vested and exercisable in full as of the effective date of the Change of Control. For purposes of this Plan, `Change of Control' shall mean the occurrence of any of the following events:

                           (a) a  change  in  control  of the  Corporation  of a
                  nature  that would be  required  to be reported in response to
                  Item 6(e) of Schedule 14A, Regulation 240, 14a-101, promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") as in effect on the date hereof, or, if Item 6(e) is no longer in effect, any regulation issued by the Securities Exchange Commission pursuant to the Exchange Act which serves similar purposes;

                           (b) any  "Person"  (as defined in Section  3(a)(9) of
                  the Exchange  Act as modified  and used in Sections  13(d) and
                  14(d) of the Exchange Act), is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of equity securities of the Corporation representing more than fifty percent (50%) of the combined voting power or value of the surviving entity's then outstanding voting equity securities;

                           (c) during any period of not more than two (2) consecutive years, not including any period prior to the Effective Date, individuals who at the beginning of such period constitute the Board (the `Incumbent Directors'), cease for any reason to constitute at least a majority thereof; provided, however, that any director who was not a director as of the Effective Date shall be deemed to be Incumbent Director if that director was elected to such board of directors on the recommendation of or with the approval of, at least two-thirds (2/3) of the directors who then qualified as Incumbent Directors; and provided further that no director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors shall be deemed to be an Incumbent Director;

                           (d)  the  approval  by   the  shareholders   of  the
                  Corporation  of  a  merger,  consolidation,  share exchange or
                  other  reorganization   in  which  the  shareholders  of  the
                  Corporation immediately prior to the transaction do not own equity securities of the surviving entity representing at least fifty percent (50%)of the combined voting power or value of the surviving entity's then outstanding voting securities immediately after the transaction;

                           (e) the sale or transfer  of more than fifty  percent
                  (50%) of the value of the assets of the Corporation, in a single transaction, in a series of related transactions, or in a series of transactions over any one year period; or

                           (f) a dissolution or liquidation of the Corporation.

         Notwithstanding any other provision of the Plan or any applicable agreement documenting an award under the Plan, in the event of a termination of a Grantee's or Optionee's employment, other than a termination for cause (as defined in Section 15 of the Plan), the Plan Committee may accelerate the vesting of any shares of Restricted Stock or Stock Option granted under the Plan."

      4. By deleting the existing second paragraph of Section 20 of the Plan in its entirety.

         Except as specifically amended hereby, the remaining provisions of the Plan shall remain in full force and effect as prior to the adoption of this First Amendment.


         IN WITNESS WHEREOF, the Corporation has caused this First Amendment to be executed, effective as of the date first above written.


ATTEST:                                     OMEGA HEALTHCARE INVESTORS, INC.

By:  /s/ Susan A. Kovach                   By: /s/ Essel W. Bailey, Jr.
     -------------------                       ------------------------

Title: Corporate Secretary                Title: Chief Executive Officer